[redacted]

06008957

SECU... ...SION
Washington, D.C. 20549

RECEIVED
AUG 28 2006
SEC MAIL PROCESSING SECTION
WASH, D.C.
186

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SEC FILE NUMBER
8-36558

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saturna Brokerage Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 N. State Street
(No. and Street)

Bellingham (City) Washington (State) 98225-4730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Phelps McIlvaine (360) 734-1266 x602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phelps S. McIlvaine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saturna Brokerage Services, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
STATE OF WASHINGTON
ETHEL B. BARTOLOME
My Appointment Expires
MAY 11, 2009

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Saturna Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Saturna Brokerage Services, Inc. as of June 30, 2006 and 2005, and the related statements of operations, changes in ownership equity, and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saturna Brokerage Services, Inc. as of June 30, 2006 and 2005, and the results of its operations and its cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in pages 8, 9, and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
August 25, 2006

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Saturna Brokerage Services, Inc.

In planning and performing our audit of the financial statements of Saturna Brokerage Services, Inc. (the ***"Company"***) for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because of the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal controls does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
August 25, 2006

SATURNA BROKERAGE SERVICES, INC.

(A wholly owned subsidiary of
Saturna Capital Corporation)

FINANCIAL STATEMENTS
June 30, 2006 and 2005

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF FINANCIAL CONDITION

	June 30, 2006	June 30, 2005
Assets		
Cash and cash equivalents:		
Demand deposits	$75,554	$7,876
Investment in money market funds	50,000	50,000
Investment in affiliated mutual funds	168,345	280,365
Investment in common stock	--	5,658
Receivable from affiliate (12b-1 plan)	57,747	20,069
Receivable from brokers	3,233	8,108
Other assets	1,911	3,041
Total assets	$356,790	$375,117
Liabilities and Stockholder's Equity		
Accrued expenses	$27,861	$57,032
Stockholder's equity:		
Common stock, $10 par value, 25,000 shares authorized, 6,500 issued and outstanding	65,000	50,000
Additional paid-in capital	204,716	69,716
Retained earnings	59,213	198,369
	328,929	318,085
Total liabilities and stockholder's equity	$356,790	$375,117

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF OPERATIONS

	Year Ended June 30,	
	2006	2005
Revenues:		
Brokerage commission income	$126,671	$86,524
Fund distribution fee, affiliated funds	471,732	168,000
Fund distribution fees, unaffiliated funds	47,868	46,256
Realized gain on security sale	8,693	--
Dividend & interest income on investments	6,902	9,564
	661,866	309,984
Expenses:		
Clearing & trading charges	166,328	71,561
Fund distribution expenses, affiliated funds	547,581	168,810
Market information services	13,035	47,515
Registration and filing fees	28,441	22,673
Occupancy	15,909	14,501
Brokerage marketing expenses	5,810	5,181
Communications & shipping	11,617	10,281
Other operating expenses	22,706	16,365
	811,427	356,887
Net operating income (loss)	(149,561)	(46,454)
Income taxes	0	0
Net operating income (loss) after taxes	(149,561)	(46,454)
Other Income and Expenses		
Unrealized gain (loss) on investments	10,405	19,951
Net income (loss)	$(139,156)	$(26,503)

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2006 and 2005

	Capital Stock		Additional		Total
	Number of shares	Amount	paid-in capital	Retained earnings	stockholder's equity
Balance, June 30, 2004	5,000	$50,000	$69,716	$224,872	$344,588
Net loss	—	—	—	(26,503)	(26,503)
Balance, June 30, 2005	5,000	$50,000	$69,716	$198,369	$318,085
Sale of shares	1,500	15,000	135,000		150,000
Net loss	—	—	—	(139,156)	(139,156)
Balance, June 30, 2006	6,500	$65,000	$204,716	$59,213	$328,929

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF CASH FLOWS

	Year Ended June 30,	
	2006	2005
Cash flows from operating activities:		
Net income (loss)	($139,156)	($26,503)
Dividends reinvested	(6,902)	(8,152)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities-		
(Increase) decrease in commissions receivable	4,875	(5,161)
(Increase) decrease in other assets	1,130	(123)
(Increase) in fund distribution fee receivable	(37,678)	(9,336)
(Decrease) increase in accrued expenses	(29,171)	37,219
Net cash (used in) operating activities	(206,902)	(12,056)
Cash flows from financing activities		
Sale of stock	150,000	--
Sale of investments	124,580	5,049
Increase (decrease) in cash	67,678	(7,007)
Cash and equivalents at beginning of year	57,876	64,883
Cash and equivalents at end of year	$125,554	$57,876

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

NOTES TO FINANCIAL STATEMENTS
June 30, 2006 and 2005

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

Saturna Brokerage Services, Inc. (SBS) was organized under the laws of the state of Washington on September 2, 1986 as a broker/dealer. The company is a wholly owned subsidiary of Saturna Capital Corporation (Saturna).

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment in affiliated mutual funds

SBS's sole investments are in affiliated mutual funds, consisting of short-term taxable bonds, long-term taxable bonds and equities. The mutual fund investments are carried at market value.

Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, SBS considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Income taxes

SBS will file a consolidated income tax return with Saturna. For financial statement purposes, income tax expense is calculated as if SBS filed a separate return.

SBS accounts for income taxes on an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of other assets and liabilities.

Advertising costs

SBS expenses advertising and marketing costs when incurred.

Amana 12b-1 Distribution

SBS, as underwriter for the Amana funds and at no profit to itself, receives up to 0.25% of Amana's daily net assets annually for various marketing and distribution expenses. For the year from July 1, 2004 through June 30, 2005, SBS was paid $168,000 by Amana Mutual Funds Trust, and made $168,810 in payments for Amana's distribution. For the year from July 1, 2005 through June 30, 2006, SBS was paid $471,732 by Amana Mutual Funds Trust, and made $547,581in payments for Amana's distribution. Distribution expenses exceed revenues primarily because mutual fund distribution platforms used by Amana charge up to 0.40% of Amana's daily net assets, and Amana assets from these distribution platforms increased dramatically in the last fiscal year.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial Instruments

The carrying amount of cash, investments, receivables and accrued expenses approximate fair value.

Note 2 - NET CAPITAL REQUIREMENTS

SBS is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, so that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2006 and 2005, SBS's net capital of $244,025 and $254,032 was $194,025 and $204,032 in excess of its required net capital, respectively. The ratio of SBS's aggregate indebtedness to net capital was 0.114 to 1 and 0.224 to 1 at June 30, 2006 and 2005, respectively.

Note 3 - TRANSACTIONS WITH AFFILIATED PERSONS

SBS is a wholly owned subsidiary of Saturna. Due to his common stock ownership, the president of Saturna is deemed to be Saturna's controlling person. The president of Saturna is also president of SBS, and is president, a trustee and a shareholder of both Amana Mutual Funds Trust and Saturna Investment Trust (the Trusts).

Among other customers, SBS provides brokerage execution services to private accounts and mutual funds managed by its parent, Saturna Capital Corporation. Effective January 1, 2005, SBS executes transactions for these managed accounts for no commission. This negatively impacts SBS, since it still must pay its clearing and other charges for these transactions.

SBS shares its principal executive offices with Saturna, and all employees of SBS are employees of Saturna. The companies maintain an expense sharing agreement. For the year ended June 30, 2006, Saturna waived payment for services provided by Saturna personnel on behalf of SBS.

Note 4 - PROVISION FOR INCOME TAXES

No deferred tax assets or liabilities were recorded at June 30, 2006 and 2005 as there were no temporary differences between the carrying amounts and tax bases of other assets and liabilities.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule I

COMPUTATION of NET CAPITAL under RULE 15c3-1 of THE SECURITIES AND EXCHANGE COMMISSION As of June 30, 2006

Net capital

Total stockholder's equity	$328,929
Less - Stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	328,929
Add:	
Liabilities subordinated to claims of general creditors allowable in computations of net capital	0
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	328,929
Deductions and/or charges:	
Nonallowable assets	(62,891)
Secured demand note deficiency	0
Commodity futures contracts and spot commodities	0
Other deductions and/or charges	
Other additions and/or allowable credits	0
Net capital before haircuts on securities positions	$266,038

(Continued on next page)

SATURNA BROKERAGE SERVICES, INC.

(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule I (continued)

COMPUTATION of NET CAPITAL under RULE 15c3-1 of THE SECURITIES AND EXCHANGE COMMISSION As of June 30, 2006

Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Contractual securities commitments	0
Subordinated securities borrowings	0
Trading and investment securities:	
Exempted securities	0
Debt securities	0
Options	0
Other securities	
Undue concentrations	0
Other	(22,013)
Net capital	$244,025
Aggregate indebtedness	
Total aggregate indebtedness liabilities from statement of financial condition	$27,861
Add:	
Drafts from immediate credit	0
Market value of securities borrowed for which no equivalent value is paid or credited	0
Other unrecorded amounts	0
Total aggregate indebtedness	$27,861
Computation of basic net capital requirement	
Minimum net capital required	$50,000
Excess net capital	$194,025
Ratio: Aggregate indebtedness to net capital	0.114 to 1

Reconciliation with Saturna Brokerage's computation

A difference of $0 exists between the computation of net capital, per this report, and that filed by the Company in its unaudited FOCUS II report as of June 30, 2006 (the excess net capital was reported as $194,025 per the FOCUS II report as of June 30, 2006).

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule II

COMPUTATION for DETERMINATION of RESERVE REQUIREMENTS for BROKERS AND DEALERS PURSUANT to RULE 15c3-3 of THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2006

SBS is exempt from Rule 15c3-3 of the Securities and Exchange Commission under exemptive provision (K)(2)(i), because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.